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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                       Washington, D.C. 20549
                 ----------------------------------

                             FORM 10-SB/A-2

            GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS
 Under Section 12(b) and (g) of the Securities Exchange Act of 1934



                       ALR TECHNOLOGIES INC.
           (Name of Small Business Issuer in its charter)


STATE OF NEVADA                    88-0225807
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)     Identification No.)



                       15446 Bel-Red Road
                             Suite 310
                  Redmond, Washington   98052-5507
      (Address of Principal Executive Offices, including zip code)



Issuer's telephone number, including area code:   (425) 376-2578



Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock
                          (Title of class)

=================================================================





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                               PART I

ITEM 1.   DESCRIPTION OF BUSINESS

Background

     ALR TECHNOLOGIES, INC. (the "Company") was incorporated under the laws of the State of Nevada on March 24, 1987 as Mo Betta Corp. On December 28, 1998, the Company changed its name from Mo Betta Corp. to ALR Technologies Inc.

     Prior to April 1998, the Company was inactive. In April 1998, the Company changed its business purpose to marketing and assemble a pharmaceutical compliance device which was owned by A Little Reminder
(ALR) Inc. ("ALR").

     On October 21, 1998, the Company entered into an agreement with ALR whereby the Company would have the non-exclusive right to distribute certain products of ALR described below.

     In April 1999, the Company acquired 99.9% (36,533,130) of the issued and outstanding Class A shares of common stock of ALR in exchange for 36,553,130 shares of the Company's common stock thereby making ALR a subsidiary corporation of the Company. ALR also has outstanding 124,695 shares of Class B common stock, none of which is owned by the Company.

     ALR was incorporated pursuant to the Company Act of British Columbia on May 24, 1996. ALR continued its jurisdiction under the laws of Canada on September 23, 1996 and to the state of Wyoming on
July 31, 1998.   ALR owns one subsidiary corporation, Timely Devices,
Inc. ("TDI"). TDI was founded in Edmonton, Alberta, Canada on July 27, 1994. ALR owns all of the total outstanding shares of TDI. TDI has only one class of common stock outstanding.

     In December 1998, the common shares of the Company began trading on the Bulletin Board operated by the National Association of Securities Dealers Inc. under the symbol "MBET." Subsequently the symbol was changed to "ALRT."

     The Company has no history of operations and has not earned any revenues. TDI, its wholly owned subsidiary corporation has been in operation and earned revenues for the last three years. The Company currently has limited funds available for its continued operation. The Company believes that unless it obtains additional capital through loans or the sale of securities, it may have to cease operations at the end of three months.








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Products

          The Company currently, through its subsidiary corporation, TDI, manufactures two products: the Reminder and the Program Station.
A description of the products; the retail price of the products; and how the products differ from the two programming methods outlined in "Product Research." The ALRT Medication Reminder(TM) (the "Reminder") which is approximately 1" x 2" x 1/4" in size, is small enough to be extremely mobile. ^ Based upon programming by the pharmacist or health care professional, the Reminder admits a sound in order to alert a patient that it is time for his medication.

     The Reminder is programmed by the pharmacist or health care professional by using a programming station (the "Program Station"). The Program Station is approximately 4" x 5" x 1" and fits conveniently on the pharmacist's counter. The Reminder is inserted into to the Program Station. The pharmacist enters the information schedule into the Program Station and the same is transmitted through the Program Station to the Reminder. Thereafter, the Reminder will alert the patient when it is time for medication. The Reminder and the Program Station are sold separately.

      The Company's suggested retail price for the Reminder is $19.95. A retailer is not bound by any agreement to sell that Reminder for $19.95, but may sell the Reminder to the public at any price it desires.

Benefits of a Reminder System

           The Company believes that a reminder system benefits patients by alerting them to take medication at a prescribed time thereby improving the effectiveness of the medication and reducing medication non-compliance. Medication non-compliance often results in further treatment complications which can become more expensive than simple medication therapy.

     In addition, where required doses of medication are missed by a patient, bacteria become tolerant to the unconcentrated dosage which can result in the medication becoming ineffective for the patient. Further, by not taking the prescribed medication at the prescribed times, bacteria develop resistance to certain prescription drugs and often the overall efficacy of the drug is lost. In these cases, the health of the patient is jeopardized and pharmaceutical drug manufacturers ("Pharmas") must develop a new drug at an increased expense in order to address that resistance. Hence medication compliance creates a healthier customer.








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Marketing Strategy

     The Company currently has not targeted any particular market. The Company's operations are limited to the North American geographical area.

     The Company intends to target Pharmas located in the United States and Canada because North America is the largest single pharma market in the world. The Company believes that by targeting Pharmas, the Pharmas will insist upon the Company's products being recommended or included with a prescriptive medicine. The Company also anticipates directing its marketing efforts toward the Health Maintenance Organizations ("HMOs") which are constantly looking for ways to cut medical expenses.

     The Company currently does not advertise its products through any medium. The Company currently promotes its products via word of mouth through its officers, directors and employees. The Company has created a website for approximately $10,000 and does not anticipate doing webcommerce at this time or make any further substantial expenditures in connection therewith. The Company does not have any link arrangements with other websites or any time-ins with any search engines.

      On the 4th day of June, 1999, the Company entered into an exclusive Distribution Agreement with Technilab Pharma ("TP") to market its products in Canada. The term of the agreement is for a period of twelve months commencing June 4, 1999. The agreement is subject to three successive twelve month renewals, unless either party terminates the agreement upon sixty days notice to the other party. The agreement calls for a minimum initial order of CDN$650,000, which TP has paid CDN$277,000 and minimum annual orders thereafter of CDN$750,000. All sales of the Company's products in Canada will be made by TP. The Company believes that TP's failure to sell at least CD$750,000 in products will have an adverse effect on the Company's operations. TP and its officers and directors are not related in any manner to the Company and any of its officers and directors.

Manufacturing

     There are a number of contract manufacturers located in the United States, Mexico, and Canada that will be able to manufacture the Company's Reminder and Program Station. The Company issues purchase orders for work to be completed as required. There are no ongoing or exclusive manufacturing agreements entered into with any of said contract manufacturers.

     The raw materials which are used to manufacture the Company's products are readily available from the other sources and consist of electronic components and casings.






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     The Reminder and Program Stations are manufactured by Electronics
Manufacturing Group, Inc. ("EMG") in Calgary, Alberta, Canada on a purchase order basis. Assembly, testing, and packaging is completed by ALR in Edmonton, Alberta, Canada. The Reminder and Program Stations are shipped from the Company's office located in Edmonton, Alberta, Canada.

Patents and Licenses

     The Company through ALR and TDI own the following patents and proprietary rights:

     1. Patent to the Reminder and Program System registered in the United States in February 1997 (Patent No. 5,602,802) and pending registration in Canada in October 1996 (No. A12,131,783).

     2.   Registered trademark "A Little Reminder," registration number
TMA 489,443.

     The Company intends to register trademarks for TDI, ALRT, ALRT Medication Reminder and ALR in the United States and Canada. While the Company intends to register the foregoing trademarks, there is no assurance that the trademarks will ever be registered or if registered will protect the Company's rights thereunder.

Product Research

     The Company is currently engaging in product research and development to simplify the programming of the Reminder. The new methods of programming the Reminder are "Serial" and "On-Screen" and are outlined below:

     The Company spent $6,105 on product research and development in the six month fiscal period ended December 31, 1998 and $35,202 and $35,492 in the fiscal years ended June 30, 1998 and June 30, 1997, respectively. The Company plans to spend $100,000 on product research and development in the next fiscal year.

     The Company intends to complete the development of the serial method programming in the first quarter of 2000 and believes that this
method will be available to customers in the second half of 2000.   The
Company intends to complete the on-screen programming method in the second quarter of 2000 and believes that this product will be available to customers in 2001. While the Company believes the foregoing events will occur as described above, there is no assurance that the time table for the programming methods will be available as indicated.









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Serial Programming

     This method of programming the Reminder makes use of software running on a personal computer to send the alarm times through the computer's serial port to a simplified programmer.

     The serial programmer requires fewer components than the stand-alone programmer and can therefore be manufactured at significantly lower cost.

     The programmers can be installed in pharmacies at much lower cost. This will allow the Company more flexibility in providing incentives to expand the base of installed programmers. Software-driven programming is faster and more convenient in higher volumes than stand-alone programming.

On-Screen Programming

     This method of programming makes use of software running on a personal computer to send the alarm times to the Reminder through the computer screen. This method is completely software-driven and requires no separate hardware or programmer. Onscreen programming is currently under development.

     This will be the least expensive method since no hardware beyond the pharmacist's personal computer is involved. The only costs are the up-front software development costs to the Company.

     This method will be made available over the Internet. The task of programming a Reminder can then be accomplished instantly, anywhere, by anyone authorized to do so by the Company.

Competition

     The Company competes with other corporations that produce medication compliance devices, some of whom have greater financial, marketing and other resources than the Company.

     The principal methods of competition are patient information strategies and compliance packaging. The Company believes that the approximate number of competitors are six, but the Company does not have any information to estimate its share of the market. The competing medication devices are information pamphlets, compliance packaging, and other forms of devices. The devices include clocks, labels, organization systems and pagers.

     The Company is not aware of larger companies with greater resources that have established web sites to sell medication compliance devices.





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Employees

     The Company presently employs five persons, two of whom are officers of the Company. The Company intends to hire additional employees on an as-needed basis.

Offices

     The Company's corporate offices are located at 15446 Bel-Red Road, Suite 310, Redmond, Washington 98052-5507, telephone (425) 376-2578. The Company leases 1,000 square feet of office space from Group Health Cooperative pursuant to a written lease. The term of the lease is two years and the monthly rental payment is $1,690.00. The lease commenced on March 15, 1999 and will expire on March 31, 2001.

     ALR leases offices located at 650 Georgia Street, Suite 2000, Vancouver, British Columbia V6B 4N8, telephone (604) 685-0992. ALR leases 1,077 square feet of office space from Grosvenor International Canada Limited on a month to month basis. The monthly rental is CDN$1,605.

     TDI leases office space located at 18161 102 Avenue, Edmonton, Alberta, Canada, telephone (780) 448-0510. TDI leases 2,350 square feet of space from York Realty, Inc. pursuant to a written lease. The term of the lease is sixty (60) months and the monthly rental payment is US$1,460.00. The lease commenced on June 1, 1998 and will expire on May 31, 2003.

Public Relations

     The Company handles investor relations internally with costs that do not exceed $3,000 per month.

Risks Associated with the Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company has reviewed ALR's information technology and non-information technology to identify and Year 2000 problems and found them to be Year 2000 compliant. The Company has also communicated with its vendors that supply raw materials for the manufacture of the Company's products and communicated with the Company's manufactures to determine if they are Year 2000 compliant. In the course of the investigation, the Company has not encountered any material Year 2000 deficiencies with the third party vendors and manufacturers.




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     To date, the Company has not incurred any material costs directly associated with ALR's compliance efforts, except compensation expense associated with ALR's salaried employees who have devoted sometime to ALR's assessment and remediation efforts.

     The Company may not have identified and corrected all Year 2000 problems. Year 2000 problems may involve significant time and expense and unremediated problems could materially adversely affect ALR's business, financial condition and operating results. Neither the Company nor ALR have contingency plans to address risks associated with unremediated Year 2000 problems.

     Future planned acquisitions will most likely involve hardware and software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Company acquiring the product. The Company anticipates that this will be an ongoing process. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be converted in a timely manner and will not have a materially adverse effect on the Company's systems. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

Risk Factors.

     1. Limited History of Operations and Reliance on Expertise of Certain Persons. The Company has no history of operations. The management of the Company and the growth of the Company's business depends on certain key individuals who may not be easily replaced if they should leave the Company.

     2. Market Acceptance. The Company's success and growth will depend upon the Company's ability to market its existing products. The Company's success may depend in part upon the market's acceptance of, and the Company's ability to deliver and support its products. See "Business - Products."








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     3.  Liquidity; Need for Additional Financing.  The Company
believes that it will need additional cash during the next twelve months. Assuming the Company has no sales and is unable to sell any securities, the Company believes that it can continue operations for a period of three months. If the Company is unable to generate a positive cash flow before its cash is depleted , it will be required to curtail operations substantially, and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, if capital is available, or to obtain it on terms favorable to the Company. The Company is currently suffering from a lack of liquidity that it believes will impair its short-term marketing and sales efforts and adversely affect its results for the current
quarter and until   additional cash is received.  The Company is
planning to offer 6,000,000 shares of common stock at an offering price of $0.25 per share pursuant to Reg. 506 of the Securities Act of 1933. As of the date hereof, the Company has not prepared an offering memorandum, offered or sold any securities. See "Financial Statements."

     4. Technology Risk. The Company and its competitors utilize different applications of known technology. Should a competitor develop a technological breakthrough that cannot be adapted to the Company's systems or develop a more effective application of existing technology, the Company's products would be at risk of becoming obsolete.

     5. Competition. Some of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's products compete indirectly
with numerous other products.   The Company competes with clocks,
pagers, labels and information systems, all of which, indirectly, reminder a person to take his medication. As the markets for the Company's products expand, the Company expects that additional competition will emerge and that existing competitors may commit more resources to those markets.

     6. Product Defects. In the event any of the Company's products prove defective, the Company may be required to redesign or recall products. While the Company has not had a recall to date, a redesign or recall could cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse affect on the Company's financial performance.

     7. Product Reliability . The Company's products have not been in service for a sufficient time to determine their reliability. The Company has not conducted any independent tests of its products.
Failure of a substantial number of the Company's products would result in severe damage to the Company's reputation.





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     8.  Patents and Trademarks.  The Company and ALR presently hold certain patents and trademarks and are attempting to expand their patent and trademark protection. While the Company believes that patent rights are important and protect the Company's proprietary rights in the patented technologies, there can be no assurance that any future patent application will ultimately mature as an issued patent, or that any present or future patents of the Company will prove valid or provide meaningful protection from competitors. See "Business - Patents and Trademarks."

     9. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its officers and directors. See "Business" and "Management."

     10. Issuance of Additional Shares. Approximately 42,921,554 shares of Common Stock or 57.23% of the 75,000,000 authorized shares of Common Stock of the Company are unissued. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, other than in the exercise of options and warrants, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders. See "Description of Securities."

     11. Indemnification of Officers and Directors for Securities Liabilities. The Company's Bylaws provide that the Company will indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in laws of the state of Nevada. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     12. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of the Securities."




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     13.  No Dividends Anticipated.  At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. See "Dividend Policy."

     14.  Impact of Year 2000 Issue.   The Company has reviewed its
internal computer systems and products and their capability of recognizing the year 2000 and years thereafter. The Company expects that any costs relating to ensuring such systems to be year 2000 compliant will not be material to the financial condition or results of operations of the Company.

      15. Penny Stock - Additional Sales Practice Requirements. The Company's common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market.

 Forward Looking Statements

     Except for the description of historical facts contained herein, this Form 10-SB contains certain forward-looking statements concerning future applications of the technologies to be acquired by the Company and the Company's proposed services and future prospects, that involve risks and uncertainties, including the possibility that the Company will: (i) be unable to commercialize services based on its technology,
(ii) ever achieve profitable operations, or (iii) not receive additional financing as required to support future operations, as detailed herein and under "Item 2, Management's Discussion and Analysis or Plan of Operations" and from time to time in the Company's future filings with the Securities and Exchange Commission and elsewhere. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements.










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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company has been largely inactive since its incorporation and hence has not yet received revenues from operations, profitability or break-even cash flow. See "Item 7. Certain Relationships And Related Transactions."

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has issued 250,000 shares of common stock for cash proceeds of $125,000 and has made a non-transferable rights offering to certain shareholders allowing the holder to acquire one share of common stock for cash proceeds of $0.50 per share. Under the rights offering 253,816 shares were issued in consideration of $126,908 Other than the foregoing, and as disclosed in this Form 10-SB, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future.

     In November 1999, a subsidiary of the Company borrowed CDN$550,000 from the Bank of Montreal. This loan is for a term of six months with interest payable at prime plus two percent. The Company has not initiated any other negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     Though the Company's subsidiary TDI initiated sales through a distribution contract with Novopharm Quebec in December 1996, substantive sales were not commenced until the fourth quarter of 1997.

     The Company is continuing to develop product enhancements that will provide significant savings to production costs and increase market penetration. The product enhancements consist of programming alternatives and new features such as new casting designs. The Company is also experimenting with changing the beeping patterns to cover a range of frequencies to accommodate the needs of the hearing impaired.

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis.  The
Company expects to hire additional employees during the next six months, however the Company cannot at this time determine the number of employees it will be hiring.

     The Company expects to earn revenues in the fourth quarter of 1999. There is no assurance, however, that the Company will earn said revenues.

RESULTS OF OPERATIONS - JULY 1, 1997 THROUGH SEPTEMBER 30, 1999.

     While the Company has been in the development stage as defined in Statement of Financial Accounting Standards No. 7 and has lacked operating results since its incorporation, its main subsidiary, ALR has had operating results since July 1, 1996. The following is an analysis of those results.

     The Company did not have sufficient sales for the 1997 and 1998 fiscal years to cover overhead and realize the lowest production costs. In the latter part of 1998 and early 1999 the costs of ALRT's acquisition of ALR put further strain on the Company's capital resources. In June 1999, the Company entered into a new distribution agreement with TP to sell its product in Canada and sales were down while that transaction was occurring. The Company is now recording sales in the fourth quarter of 1999 from the new distribution agreement.

For the Period January 1, 1999 through September 30, 1999

     Sales for the period were $252,823 and cost of goods sold were $146,964. This resulted in a gross margin of $105,859 or 41.8%. Sales are reduced from the September 30, 1998 results of $316,042 due to the change in distribution in 1999 from Novapharm to Technilab. After the acquisition in early 1999, the Company changed its Canadian distribution and the positive impact of that change did not start materializing until the fourth quarter of 1999.

     The Selling, general and administrative expenses were $106,384 for the nine months ended September 30, 1999 as compared to $107,011 for the same period ending September 30, 1998. Theses costs are higher than the twelve month period ended June 30, 1998 of $83,716 due to opening a new head office in Redmond Washington and incurring additional staff expenses.

     The Company incurred Professional fees of $126,682 and Consulting fees of $169,473 for the nine months ending September 30, 1999 as compared to $86,483 for the same period ending September 30, 1998. The increase in fees is comprised primarily of legal and accounting expenses incurred in the acquisition of ALR by ALRT and ALRT becoming a public company.

     Wages and Benefits expenses increased to $169,677 for the nine months ending September 30, 1999 from $70,193 for the comparable nine month period ending September 30, 1998, due to hiring new staff. The Company hired a new Chairman and Vice President of Technology. The Chairman has since been terminated but may be replaced in 2000. The Company also plans additional staff in 2000 as sales increase.

     A net loss of $617,584 was realized for the period as compared to a net loss of $274,952 in 1998. The increased losses were due to the professional fees incurred in the acquisition of ALR by ALRT, consulting fees paid for corporate development and new staff hired. The Company expects professional and consulting fees to reduce in the future and the salaries are now lower due to the termination of the Chairman, Mike Best, although a new Chief Executive Officer may be hired in 2000. The Company has sold additional product in the fourth quarter of 1999 and expects higher sales revenue in the near future which will help offset the fixed costs associated with operating the Company. There is no assurance, however, that the Company will increase its sales revenue in the near future.

     Inventory increased to $314,679 at September 30, 1999 from
$266,975 on December 31, 1998 as a result of the orders anticipated in the new Technilab distribution agreement. Inventory levels will decline as a result of sales in the fourth quarter of as product is shipped to Technilab.

     Prepaid expenses increased to $43,232 on September 30, 1999 from $1,021 on December 31, 1998 as a result of an advance to a Vice
President (Lorne Drever) of $40,146.

     Accounts payable increased to $424,561 on September 30, 1999 from $372,775 on December 31, 1998 as a result of the new inventory purchased and accrual of professional fees. The payables are anticipated to be reduced by December 31, 1999 from the proceeds of sales to Technilab.

For the Period July 1, 1998 through December 31, 1998

     Sales for the six month period ended December 31, 1998 were $218,208 as compared to $409,870 for the previous twelve months ended June 30, 1998. Production costs remained high due to the small volumes and the Company lost $256,322 as compared to $248,556 for the year ended June 30, 1998. ALR sold over 20,000 units of product at an average price of $10.80 per unit. Because production levels are inadequate to receive substantial discounts for quantity purchase of parts and supplies, Costs of Goods Sold was 73% of Revenues, resulting in a gross margin of 27%. The Company anticipates as sales increase, the costs of goods sold as a percentage of revenues will be substantially reduced due to economies of scale form larger production runs. Selling, general and administrative costs increased to $79,780 for the six month period compared to The annual expenses of $83,716 in 1997 due to opening a new Head Office in Redmond Washington and hiring additional staff. Professional fees increased to $130,427 from $42,392 the year prior due to the costs that ALRT incurred in becoming a public company.

For the Period July 1, 1997 through June 30, 1998

     Sales were $409,870 and costs of goods sold $297,024 resulting in a gross profit of $112,846. Sales increased three fold over results from the year ended June 30, 1997. ^

     Expenses were $339,556 for the period. Professional fees and other costs of combination for the two businesses were substantially absent relative to costs associated with same during six month period ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES.

     The Company has issued 32,078,446 shares of its Common Stock to shareholders of ALR, officers, directors and others. The Company has no operating history and no material assets other than the assets of ALR.

Cash Balances

     At September 30, 1999, the Company's cash balance was $52,641, compared to $7,464 at September 30, 1998. At December 31, 1998, the Company's cash balance was $33,642, at June 30, 1998 the cash balance was $35,935 and at June 30, 1997, the Company had a bank overdraft of $22,604.

Short and Long Term Liquidity

     With respect to the Company's short-term liquidity, the Company's "current ratio" (current assets divided by current liabilities) as of September 30, 1999 was 0.59 compared to 0.69 as of September 30, 1998. The Company's current ratio as of December 31, 1998 was 0.47 compared to 0.76 as of June 30, 1998 and 0.58 as of June 30, 1997. The greater the current ratio, the greater the short-term liquidity of the Company.

      The Company's short term liquidity has declined due to a lack of sales. The Company intends to raise additional capital through the sale of common stock to fund operations until sale levels increase. There is no assurance that the Company will be able to raise any capital through the sale of common stock.

     With respect to the Company's long-term liquidity, the Company will continue to depend almost exclusively on equity financing through private placements and warrant and option exercises until such time, if ever, that the Company's sales increase to a level sufficient to support the Company's overheads.

Cash Used in Operating Activities

     Cash used by the Company in operating activities during the nine months ended September 30, 1999 totaled $470,875, compared to $401,990 for the nine months ended September 30, 1998. The Company incurred a net loss of $617,584 in the nine months ended September 30, 1999, compared to a net loss of $274,952 for the nine months ended September 30, 1998. Cash used by the Company in operating activities during the six month period ended December 31, 1998 totaled $207,627. The Company incurred a net loss during this period of $256,322. Cash used in operating activities during fiscal years ended June 30, 1998 and 1997 totaled $282,186 and $157,775, respectively, including net losses of $248,556 and $257,517, respectively.

Cash Proceeds from Financing Activities

     During the nine months ended September 30, 1999, the Company raised net cash proceeds from equity financing in the amount of $921,006, compared to $442,922 for the nine months ended September 30, 1998. During the six month period ended December 31, 1998, the Company raised net cash proceeds from equity financing in the amount of $95,219 compared to the twelve months ended June 30, 1998 where net cash proceeds were $489,141. In the fiscal year ended June 30, 1997, there were no equity financings.

     At this time the Company does not have the resources to meet all of its obligations, but is implementing plans that will generate sufficient cash flows over the next 12 months. The Company requires approximately $25,000 per month to pay basic overhead and further product development will only be undertaken if there is sufficient capital available. Plans to improve liquidity include; 1) reduce inventory by selling product to Technilab in the fourth quarter of 1999, 2) raise additional equity as required. and 3) generate new sales of the Reminder and the Program Station. The Company cannot continue operating beyond February 2000 without additional capital. If the Company's efforts to obtain additional financing through private placements and warrant and option exercises are unsuccessful, the Company may have to cease operations. If the plans to reduce inventory in the fourth quarter through sales to TP and the plans to generate new sales by the second half of 2000 are unsuccessful, the Company may have to cease operations. None of these events are certain and may jeopardize the Company's ability to meet its obligations if they are not completed.

     ^     Negative working capital has had the effect of limiting the
Company from accumulating inventory of manufactured products to facilitate timely delivery of orders. Furthermore, it has slowed the pace of product development and reduced the Company's marketing efforts.

     The Company has three loans outstanding that aggregate $237,996 that are past their due date. None of the lenders have called their loans and the Company intends to renegotiate or repay the loans as liquidity improves. There are no assurances, however, that none of the lenders will commence legal action in the future.

         The Company is party to two separate legal proceedings more fully disclosed in Item 8. Legal Proceedings. The claims against the Company total $119,238.72 plus costs of which the Company recorded $99,213.72 as a liability in the accounts. Negative outcome of these proceedings would further increase the negative working capital position of the Company.


ITEM 3.        DESCRIPTION OF PROPERTIES

     The Company does not currently own any real property. The Company's corporate offices are located at 15446 Bel-Red Road, Suite 310, Redmond, Washington 98052-5507, telephone (425) 376-2578. The
Company leases 1,000 square feet of office space from Group Health Cooperative pursuant to a written lease. The term of the lease is two years and the monthly rental payment is $1,690.00. The lease commenced on March 15, 1999 and will expire on March 31, 2001.

     ALR leases offices located at 650 Georgia Street, Suite 2000, Vancouver, British Columbia V6B 4N8, telephone (604) 685-0992. ALR leases 1,077 square feet of office space from Grosvenor International Canada Limited on a month-to-month basis. The monthly rental is CDN$1,605.

     TDI leases office space located at 18161 102 Avenue, Edmonton, Alberta, Canada, telephone (780) 448-0510. TDI leases 2,350 square feet of space from York Realty, Inc. pursuant to a written lease. The term of the lease is sixty (60) months and the monthly rental payment is CDN$1,460.00. The lease commenced on June 1, 1998 and will expire on May 31, 2003.

     The Company owns no other property. TDI owns inventory consisting of Reminders and Program Stations and raw materials.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The following table sets forth, as of December 2, 1999, the beneficial shareholdings of persons or entities holding five percent or more of the Company's common stock, each director individually, each named executive officer and all directors and officers of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

                         Amount and
                         Nature of
Name and Address         Beneficial                         Percent
of Beneficial Owner      Owner          Position            of Class

Sidney Chan              2,000,000[1]   President and         6.23%
3062 S.W. Marine Drive                  a member of the
Vancouver, B.C.                         Board of Directors

Lorne Drever               850,000      Vice President and    2.65%
4503 154th Street                       Member of the
Edmonton, AB T6H 5K6                    Board of Directors

Greg Rae                         0      Vice President of     0.00%
258 E. 26th Ave.                        Technology and
Vancouver, B.C.                         Member of the
Canada V5V 2H3                          Board of Directors

Kenneth Robulak            765,500[2]   Member of the Board   2.39%
1384 23rd Street                        of Directors
West Vanouver, B.C.

All officers and         3,615,500                           11.27%
directors as a group.
(4 persons)

[1] 500,000 shares are held in the name of Sidney Chan, 500,000 shares are held in the name of Knight's Financial Limited, and 1,000,000 shares are owned by Christine Kan, Mr. Chan's wife.

[2] 663,500 shares are held in the name of Kenneth Robulak and 102,000 shares are held in the name of his wife.

     No arrangements exist which may result in a change in control of the Company.

     The Company has promised to give stock options if it adopts a stock option plan to Michael Best, a former Chief Executive Officer of the Company and to Mr. Norman R. van Roggen a former director of the Company. Messrs. Best and van Roggen will receive options to purchase up to 100,000 shares of common stock at an exercise price of $0.50 per share. The options will expire in two years. The Company has promised to prepare and file a Form S-8 registration statement with the

Securities and Exchange Commission registering the shares issuable under the non-qualified stock option plan which include Messrs. Best and van Roggen's shares. As of the date hereof, said Form S-8 registration statement has not been filed with the Commission and a non-qualified option plan has not been adopted by the Company. The Company has not granted any other stock options or stock appreciation rights to any other individuals as of the date hereof.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The name, age and position held by each of the directors and officers of the Company are as follows:

Name                Age       Position Held

Sidney Chan         49        President and member of the Board of
                              Directors

Lorne Drever        38        Vice President and member of the Board
                              of Directors

Greg Rae            35        Vice President - Technology and member
                              of the Board of Directors

Kenneth Robulak     51        Member of the Board of Directors

     All directors have a term of office expiring at the next annual general meeting of the Company, unless re-elected or earlier vacated in accordance with the Bylaws of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

Sidney Chan - President and a member of the Board of Directors of the Company.

     Since December 14, 1999, Mr. Chan has been the President and a member of the Board of Directors of the Company. Since 1986, Mr. Chan has been the President of Knight's Financial Limited, a company based in Vancouver, British Columbia.

Lorne Drever - Vice President and member of the Board of Directors of the Company and ALR.

     Mr. Lorne Drever was appointed to the position of Vice President and member of the Board of Directors of the Company and ALR on June 4, 1999. Mr. Drever founded TDI and has served as President of TDI since 1995. Prior to becoming President of TDI, Mr. Drever was engaged in the business of consulting corporations with respect to streamlining work flows and paper flows within inter-office and intra-office systems. Prior to the foregoing, Mr. Drever was employed as a teacher. Mr. Drever hold a Bachelor of Education degree and a Bachelor or Physical Education degree from the University of Alberta.

Greg Rae - Vice President of Technology and a member of the Board of Directors of the Company and ALR.

     Mr. Greg Rae has been Vice President of Technology and a member of the Board of Directors of the Company and ALR since January 1999.
Since 1993, Mr. Rae has been a consultant and project manager of Spearhead Systems located in Vancouver, British Colombia which is engaged in the business of providing technology and automation solutions for corporate clients.

Ken Robulak - member of the Board of Directors.

     Since December 14, 1999, Mr. Robulak has been a member of the Board of Directors. Since August 1997, Mr. Robulak has been the President of Brisas Capital Corp., Vancouver, British Columbia. From October 1995 to August 1997, Mr. Robulak was the Vice President of Penfund Management Ltd., a Toronto company. From November 1984 to October 1995, Mr. Robulak was an investment manager with Canada Trust.

     John C. Baldwin resigned as the President and a member of the Board of Directors of the Company and ALR on December 14, 1999. Mr. Baldwin had no disagreements with the Company or ALR on any matter of operation, polices or practices.

Promoters

     Mr. Sidney Chan and his corporation, The Knight's Group of
Companies, are deemed to be promoters of the Company. Mr. Sidney Chan and the Knight's Group of Companies are paid any out-of-pocket expenses incurred by them in promoting the Company's stock and products.


ITEM 6.   EXECUTIVE COMPENSATION

     Directors and Officers of the Company, both past and present, have received the following compensation:

                     SUMMARY COMPENSATION TABLE
(a)        (b)   (c)     (d)    (e)     (f)         (g)         (h)     (i)
                                Other   Restricted  Securities          All
Name and                        Annual  Stock       Underlying  LTIP    Other
Principal                       Compen-             Options/            Compen-
Position    Year Salary  Bonus  sation  Award(s)    SARs        Payouts sation
                 ($)     ($)    ($)     ($)         (#)         ($)     ($)
Sidney Chan 1998       0 0      0       0           0           0       0
President   1997       0 0      0       0           0           0       0
 & Director 1996       0 0      0       0           0           0       0

John C.
 Baldwin   1998        0 0      0       0           0           0       0
President &1997        0 0      0       0           0           0       0
 Director  1996        0 0      0       0           0           0       0
(Resigned)

Lorne
 Drever    1998  43,902  0      0       0           0           0       0
CEO &      1997  24,390  0      0       0           0           0       0
 Director  1996  18,293  0      0       0           0           0       0

Michael
 Best      1998       0  0      0       0           0           0       0
CEO &      1997       0  0      0       0           0           0       0
 Director  1996       0  0      0       0           0           0       0
(resigned)

Robert
 Eadie     1998       0  0      0       0           0           0       0
President  1997       0  0      0       0           0           0       0
& Director 1996       0  0      0       0           0           0       0
(resigned)

Gregory
 Rae       1998       0  0      0       0           0           0       0
Vice       1997       0  0      0       0           0           0       0
President  1996       0  0      0       0           0           0       0
 & Director

Kenneth
 Robulak   1998       0  0      0       0           0           0       0
Director   1997       0  0      0       0           0           0       0
 Director  1996       0  0      0       0           0           0       0

Norman van 1998       0  0      0       0           0           0       0
 Roggen    1997       0  0      0       0           0           0       0
Director   1996       0  0      0       0           0           0       0
(resigned)

Michael    1998       0  0      0       0           0           0       0
 Morrison  1997       0  0      0       0           0           0       0
President  1996       0  0      0       0           0           0       0
 & Director
(resigned)

Rita
 Dickson   1998       0  0      0       0           0           0       0
Secretary  1997       0  0      0       0           0           0       0
(resigned) 1996       0  0      0       0           0           0       0

     The Company has not granted any stock options or stock appreciation rights to its officers or directors other than those granted to Messrs. Best and van Roggen.

     On June 4, 1999, the Company entered into a termination agreement with Michael Best, the Company's former Chief Executive Officer and Chairman of the Board of Directors. Under the terms of the agreement with Mr. Best, the Company paid Mr. Best the sum of $14,999.97. Further, upon execution of the agreement the Company paid Mr. Best
$10,000 for expenses.  Mr. Best was   promised 100,000 shares of the
Company's common stock at an exercise price of $0.50 per share if such plan is adopted. The Company also agreed to register the Plan and Mr. Best's options and underlying shares on a Form S-8 registration statement. Mr. Best will receive a commission of $0.10 for each Reminder and 3% for each Program Station sold to Ely Lilly through December 31, 2000. Further, Mr. Best will receive $0.07 for each Reminder and 2.1% for each Program Station sold to Planet RX, soma.com and Drugstore.com through December 31, 2000. Finally, the Company will indemnify Mr. Best against all claims made against him by anyone as a result of his acts as Chief Executive Officer of the Company.

     On June 4, 1999, the Company entered into termination agreement with Norman van Roggen, a former member of the Board of Directors.
Under the terms of the agreement, Mr. van Roggen, was   promised
100,000 shares of the Company's common stock at an exercise price of $0.50 per share if such plan is adopted. The Company also agreed to register the Plan and Mr. van Roggen's options and underlying shares on a Form S-8 registration statement. Finally, the Company will indemnify Mr. van Roggen against all claims made against him by anyone as a result of his acts as a Director of the Company.

      The Company does not have a non-qualified incentive stock option plan. In the future the Company intends to adopt such a plan to satisfy its contractual commitments to Messrs. Best and van Roggan.

     The Company does not have any long-term incentive plans and accordingly no grants were made in the 1998 fiscal year.

     There are no standard or other arrangements pursuant to which the Company's directors were compensated in their capacity as such during the 1998 fiscal year.

     There are no compensation arrangements for employment, termination of employment or change-in-control between the Company and the Named Executive Officers.

     The Company intends to pay the following salaries to its officers in 1999, subject to the Company generating sufficient revenues to pay the same.

     Sidney Chan                   $ 35,000
     Lorne Drever                  $ 60,000
     Gregory Rae                   $ 60,000
     Kenneth Robulak               $ 25,000

     The Company anticipates generating revenues from the sale of Reminder and the Programming Station in the fourth quarter of 1999.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1987, the Company issued 11,000 shares of common stock to Michael Morrison, the Company's sole officer and director.

     On March 6, 1996, Michael Morrison sold 500 of the aforementioned shares of common stock to Mr. Mark Gavard.

     On April 21, 1998, Michael Morrison sold 10,000 of the aforementioned shares of common stock to Robert Eadie and resigned as the Company's sole officer and director and Robert G. Eadie was appointed sole director of the Company and Rita S. Dickson was appointed Secretary of the Company.

     On October 22, 1998, the Company executed a distribution agreement with ALR wherein the Company acquired a non-exclusive right to distribute and market the Reminder and the Program Station.

     On April 30, 1999, the Company completed the acquisition of 99.9% of the outstanding Class A shares of common stock of A Little Reminder
(ALR) Ltd.

     On June 13, 1998, ALR loaned TDI $100,000 as evidence by promissory note of the same date. The interest rate on the loan is 1% above the prime rate charged commercial customers for unsecured commercial loans by The Royal Bank of Canada, Vancouver Branch. The loan was due and payable on July 15, 1998, but remains unpaid as of the date hereof.

     On February 17, 1999, 706166 Alberta Ltd., 745797 Alberta Ltd., Dean Drever and Sandra Ross entered into a lock-up agreement (the "Lock-Up Agreement") wherein said shareholders agreed not to dispose of an aggregate of 8,000,000 Class A common shares of ALR's common stock. The Lock-Up Agreement further provides that upon certain conditions being met, said shareholders will submit for cancellation an aggregate
of 6,000,000 shares of the Company's common stock.   The terms of the
lock-up agreement have been met and the 6,000,000 shares have been returned to the Company.

     A voluntary pooling agreement, dated July 27, 1998, (the "Pooling Agreement") initially among two shareholders of the ALR, being 706166 Alberta Ltd. and 745797 Alberta Ltd., Russell & DuMoulin (the
"Trustee"), and all shareholders who subsequently agreed to be bound by the terms of the Pooling Agreement (collectively the "Pooled
Shareholders"), the Pooled Shareholders holding an aggregate of 20,000,000 Common Shares of ALR (the "Pooled Shares"), agreed to deliver and have delivered the Pooled Shares to the Trustee.

     The Pooling Agreement allowed for the transfer of the Pooling Shares within the Pool. As at the date hereof, the Pooled Shareholders have transferred a portion of their Pooled Shares to a number of entities, none of whom beneficially owned, directly or indirectly, more than 10% of the outstanding Common Shares of ALR. All of the transferees of such Pooled Shares agreed to be bound by the terms and conditions of the Pooling Agreement.

     The provisions of the Pooling Agreement further provided that the pooling agreement would apply to any shares or securities into which the Pooled Shares may be converted, changed, reclassified, redivided, redesignated, subdivided or consolidated of the ALR that may be received by the registered holder of the Pooled Shares on a reorganization, amalgamation, consolidation or merger, statutory or otherwise. Consequently, ALR Pooled Shares were exchanged for shares of common stock of the Company and are now subject to the terms of the Pooling Agreement.

     The Trustee was authorized to release any shares that may be the subject of the Pooling Agreement to the registered holder of such shares, pro rata, on the following basis:

     a.   20% one year from April 30, 2000 (the "First Release");
     b.   20% three (3) months following the First Release;
     c.   20% six (6) months following the First Release;
     d.   20% nine (9) months following the First Release; and
     e.   20% twelve (12) months following the First Release.

     It is a condition of the Lock-Up Agreement that the Pooled Shareholders shall have agreed to be bound by the terms of an amended pooling agreement. The Pooled Shareholders have entered into an amended pooling agreement dated February 17, 1999 (the "Amended Pooling Agreement") substantially on the same terms and conditions as the Pooling Agreement. The Amended Pooling Agreement provides for the termination and replacement of the Pooling Agreement with the Amended Pooling Agreement. The Amended Pooling Agreement further provides that upon certain conditions occurring, the remaining 2,000,000 Offered Shares to be held by the Principal Shareholders after such surrender will be released by the Trustee, pro rata, on the following basis:

     a.   20% on October 1, 1999; and
     b. 20% on each of three (3), six (6), nine (9), and twelve (12) months following October 31, 1999.

     All other shares subject to the Amended Pooling Agreement will be released from Pool in the manner provided for in the original Pooling Agreement. The conditions have been met and the initial 20% of the shares were released on October 1, 1999 and an additional 20% will be released each quarter thereafter.

     On June 4, 1999, Michael Best resigned as Chief Executive Officer and a Director of the Company and Norman van Roggen resigned as a Director of the Company.

     On June 4, 1999, the Company entered into a termination agreement with Michael Best, the Company's former Chief Executive Officer and Chairman of the Board of Directors. Under the terms of the agreement with Mr. Best, the Company has paid Mr. Best the sum of $14,999.97. Further, upon execution of the agreement the Company paid Mr. Best $10,000 for expenses. Mr. Best was promised 100,000 shares of the Company's common stock at an exercise price of $0.50 per share if such plan is adopted. The Company also agreed to register the Plan and Mr. Best's options and underlying shares on a Form S-8 registration statement. Mr. Best will receive a commission of $0.10 for each Reminder and 3% for each Program Station sold to Ely Lilly through December 31, 2000. Further, Mr. Best will receive $0.07 for each Reminder and 2.1% for each Program Station sold to Planet RX, soma.com and Drugstore.com through December 31, 2000. Finally, the Company will indemnify Mr. Best against all claims made against him by anyone as a result of his acts as Chief Executive Officer of the Company.

     On June 4, 1999, the Company entered into termination agreement with Norman van Roggen, a former member of the Board of Directors. Under the terms of the agreement, Mr. van Roggen, was promised 100,000 shares of the Company's common stock at an exercise price of $0.50 per
share.   The Company also agreed to register the Plan and Mr. van
Roggen's options and underlying shares on a Form S-8 registration statement. Finally, the Company will indemnify Mr. van Roggen against all claims made against him by anyone as a result of his acts as a Director of the Company.

     On September 20, 1999, the Company entered into an agreement to acquire certain notes receivable with a face value of CDN$1,000,000 from two shareholders of the Company through the issuance of notes payable in the amount of CDN$1,000,000. The notes receivable, which are secured by a pledge of 5,000,000 shares of the Company, are in default and the note holders are in the process of realizing on the 5,000,000 shares. The notes payable are due on December 31, 1999. The notes payable are limited recourse as the Company has the option to return the notes receivable to the vendor in full settlement of the notes payable. Whether the notes payable will be paid or whether the notes receivable will be returned to the vendor has not been determined at this time.

ITEM 8.   LEGAL PROCEEDINGS

     There are no material legal proceedings to which the Company is subject to or which are anticipated or threatened, other than as listed below:
          The Company's subsidiary corporation, TDI is a defendant in a lawsuit captioned Sony of Canada, Ltd., Plaintiff, v. Timely Devices, Inc., Defendant, Case No. 9903-16077 pending in the Court of Queen's Bench of Alberta, Judicial District of Edmonton wherein the plaintiff obtained a judgment against TDI in the amount of CDN$47,697.43 on an open account on an open account as a result of TDI's failure to pay for batteries it purchased from Sony.
     The Company subsequently made a payment to reduce the amount owing to CDN$24,213.72.

          The Company and Sidney Chan and Knight's Financial Ltd., promoters of the Company are parties in a lawsuit captioned David T.M. Chai, Helen Yee Wah Lee, and Margaret Chau-Ramos, Plaintiffs
     v. ALR Technologies, Inc., Sidney Chan, Knight's Financial Ltd., et al., Defendants, Case No. C995320 pending in the Supreme Court of British Columbia, wherein the plaintiffs allege that the defendants breach a contract, committed negligent acts, and breached their fiduciary duties to the plaintiffs. The plaintiffs are seeking to recover approximately $141,000 actual damages, an undisclosed amount of punitive damages, court costs and attorney's
     fees.   The litigation arose out of a loan to the Company by one
     P.T. Koosa Tripatira (the "Lender"), an Indonesia corporation.
     The amount of the loan was CDN$75,000. The Company acknowledges owing said CDN$75,000 to the Lender. The plaintiffs, however, contend that they are owed expenses of $20,025 related to the loan. The Company denies the foregoing and intends to litigate the issue.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's shares are traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the trading symbol "ALRT" The Company's shares did not begin trading until December 21, 1998. Summary trading by quarter for the 1999, 1998 and 1997 fiscal years are as follows:

     Fiscal Quarter           High Bid [1]   Low Bid [1]
     1999
          Third Quarter       0.72           0.18
          Second Quarter      1.5625         0.35
          First Quarter       2.375          0.6875
     1998
          Fourth Quarter      0.10           0.09
          Third Quarter       0.00           0.00
          Second Quarter      0.00           0.00
          First Quarter       0.00           0.00
     1997
          Fourth Quarter      0.00           0.00
          Third Quarter       0.00           0.00
          Second Quarter      0.00           0.00
          First Quarter       0.00           0.00

[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At November 30, 1999, there were 32,078,446 common shares of the Company issued and outstanding.

     At May 17, 1999, there were 130 holders of record including common shares held by brokerage clearing houses, depositories or otherwise in unregistered form. The beneficial owners of such shares are not known by the Company.

     No cash dividends have been declared by the Company nor are any intended to be declared. The Company is not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render the Company insolvent. Dividend policy will be based on the Company's cash resources and needs and it is anticipated that all available cash will be needed for working capital.

     From July 7, 1997 to April 7, 1998, the common stock of ALR traded in a range of $0.15 to $1.55 per share on the Vancouver Stock Exchange. The common shares were subsequently halted from trading on the Vancouver Stock Exchange on April 7, 1998 pending a change of business purpose. On July 27, 1998, ALR requested that ALR's common shares be delisted from the Vancouver Stock Exchange.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     The Company was incorporated in 1987. In the past three fiscal years, the Company has issued the following unregistered securities for the following consideration. There were no underwriters engaged and no underwriting discounts or commissions paid. All issues were made pursuant to exemptions from registration contained in Reg. 504 or
Section 4(2) of the 1933 Securities Act (the "Act").

     In 1987, the Company issued 11,000 shares of Common Stock to Michael Morrison. The shares were issued pursuant to Reg. 4(2) of the Securities Act. Subsequently, Mr. Morrison sold 500 shares of the aforementioned 11,000 shares to Mark Gavard and also sold 10,000 of the foregoing shares to Robert Eadie, the Company's President and the shares were split on a 1,000 for 1 basis. As a result, Robert Eadie received the equivalent of 10,000,000 shares of common stock and Messrs. Morrison and Gavard each held the equivalent of 500,000 shares of common stock.

     In November 1998, the Company completed the sale of 41,500 shares of its common stock at $0.50 per share to 42 individuals in consideration of $20,750. The foregoing shares were sold pursuant to Reg. 504 of the Act and a Form D was filed with the Securities and Exchange Commission on November 2, 1998.

     On March 17, 1999, the Company sold 250,000 shares of common stock at $0.50 per share to one individual in consideration of $125,000. The foregoing shares were sold pursuant to Reg. 504 of the Act and a Form
D was filed with the Securities and Exchange Commission on November 2, 1998.

     In April 1999, the Company acquired 99.9% of the issued and outstanding Class A shares of common stock of A Little Reminder (ALR) Ltd. In conjunction therewith, the Company issued 36,533,130 shares of common stock. The total value of all assets carried on the balance sheet of ALR on the date of the transaction was $240,729. No deduction for depreciation or liabilities was made from value so carried on the balance sheet. The foregoing shares were issued pursuant to Reg. 504 of the Act and a Form D was filed with the Commission on February 4, 1999.

     In March 1999, the Company issued rights to U.S. holders of common stock of the Company. The exercise price of the rights was $0.50 per share. The rights could only be exercised by U.S. residents and the rights expired on April 30, 1999. A total of 253,816 rights were exercised in consideration of $126,908. The rights and underlying shares were issued pursuant to Reg. 504 of the Act and a Form D was filed with the Commission on February 19, 1999.

ITEM 11.  DESCRIPTION OF SECURITIES.

     The Company's securities consist of common stock with a par value of $0.001 per share. The Company's authorized capital is 75,000,000 common shares of which 32,078,446 common shares are issued and outstanding. All of the Company's common stock, both issued and unissued, is of the same class and ranks equally as to dividends, voting powers and participation in the assets of the Company on a winding-up or dissolution. No common shares have been issued subject to call or assessment. Each common share is entitled to one vote with respect to the election of directors and other matters. The shares of common stock do not have cumulative voting rights. Therefore, the holders of a majority of shares voting for the election of directors can elect all the directors then standing for election, if they chose to do so, and in such event the holders of the remaining shares will not be able to elect any directors.

     The common shares have no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of sinking fund or purchase fund. Provisions as to the creation or modifications, amendments or variations of such rights or such provisions are contained in the Private Corporations Act, Chapter 78, Nevada Revised Statutes.

     Neither the Articles of Incorporation nor the Bylaws of the Company contain provisions which would delay, defer or prevent a change in control of the Company.

     The Company's transfer agent is Pacific Stock Transfer Company, 5844 Pecos Street, Suite D, Las Vegas, Nevada 89120, telephone (702) 361-3033, facsimile (702) 732-7890.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The constating documents of the Company provide that the Company shall indemnify any director, officer, employee or agent of the Company to the full extent permitted by the laws of the State of Nevada. Chapter 78, rules 78.7502, 78.751 and 78.752 of the Nevada Revised Statutes contain the provisions which, subject to certain restrictions, in general provide for the Company's ability to indemnify, and thereby limit the personal liability of, the directors and officers of the Company against certain liabilities. Officers and directors of the Company are indemnified generally against expenses, actually and reasonably, incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and, in any criminal matter, had reasonable cause to believe their conduct was not unlawful.

ITEM 13.  FINANCIAL STATEMENTS.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
A Little Reminder (ALR) Inc.

We have audited the accompanying consolidated balance sheet of A Little Reminder (ALR) Inc. as at December 31, 1998 and the related consolidated statements of loss, shareholders' equity (deficit), and cash flows for the six month period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and cash flows for the six month period then ended in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses and negative cash flow from operations and has a net capital deficiency, conditions that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP
Kelowna, Canada
March 29, 1999, except for note 11, as to which the date is April 12,
1999.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
A Little Reminder (ALR) Inc.

We have audited the accompanying consolidated statements of loss, shareholders' equity (deficit), and cash flows of A Little Reminder
(ALR) Inc. for the years ended June 30, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and cash flows of the Company for the years ended June 30, 1998 and 1997 in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses and negative cash flow from operations and has a net capital deficiency, conditions that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mosbrey & Associates
Edmonton, Canada
February 19, 1999
Chartered Accountants

A LITTLE REMINDER (ALR) INC.
Consolidated Balance Sheet
$ United States

                                                  December 31,
                                                  1998
ASSETS
Current assets:
 Cash                                             $    33,642
 Accounts receivable, net of allowance of $1,454       10,963
 Income taxes recoverable                               8,727
 Inventories (note 4)                                 266,975
 Prepaid expenses                                       1,021
                                                  -----------
                                                      321,328
Capital assets (note 5)                                29,658
                                                  -----------
                                                  $   350,986
                                                  ===========
LIABILITIES AND SHAREHOLDERS' EQUITY (Deficit)

Current liabilities:
 Accounts payable and accrued liabilities         $   372,775
 Demand loan (note 6)                                  48,914
 Current portion of long term debt (note 7)           260,975
                                                  -----------
                                                      682,664

Long term debt (note 7)                               136,081

Shareholders' equity (deficit):
 Share capital (note 8)                               422,143
 Deficit                                             (958,605)
 Accumulated other comprehensive income                68,703
                                                  -----------
                                                     (467,759)
Related party transactions (note 9)
Commitment (note 10)
Subsequent events (note 11)
                                                  -----------
Year 2000 Issue (note 12)                         $   350,986
                                                  ===========





See accompanying notes to consolidated financial statements

On behalf of the Board:

/s/ Grey Rae                            /s/ Lorne Drever
Director                                Director

A LITTLE REMINDER (ALR) INC.
Consolidated Statement of Loss
$ United States
Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

                         Six Months
                         Ended          Year Ended     Year Ended
                         12/31/98       06/30/98       06/30/97
Sales                    $   218,208    $   409,870    $   133,352
Cost of sales                159,350        297,024        114,031
                         -----------    -----------    -----------
                              58,858        112,846         19,321

Expenses
 Amortization                  4,124          8,894         12,823
 Development costs             6,105         35,202         35,492
 Foreign exchange loss        13,149             -              -
 Interest on long term
   debt                        17,386         20,738          8,472
 Professional fees            130,427         42,392         24,601
 Rent                           8,571         23,124         13,062
 Selling, general and
   administrative              79,780         83,716         62,721
 Wages and benefits            55,638        125,490        122,002
                         ------------   ------------   ------------
                              315,180        339,556        279,173
                         ------------   ------------   ------------
Net loss before the
 undernoted                   256,322        226,710        259,852

Other income (expense):
 (Loss) gain on disposal
   of capital assets               -         (16,126)         2,335
 Loss on write-off of
  loan receivable                  -          (5,720)            -
                         ------------   ------------   ------------
                                   -         (21,846)         2,335
                         ------------   ------------   ------------
Net loss for the period  $    256,322   $    248,556   $    257,517
                         ============   ============   ============
Loss per Class A share   $      (0.01)  $      (0.01)  $      (0.01)
                         ============   ============   ============
Weighted average Class
 A shares outstanding      31,404,279     20,789,863     20,000,000
                         ============   ============   ============


See accompanying notes to consolidated financial statements

A LITTLE REMINDER (ALR) INC.
Consolidated Statement of Shareholders' Equity (Deficit)
$ United States
Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

                                        Other    Total
               Share                    Compre-  Comprehensive Shareholders'
               Capital                  hensive  Income        Equity
               (Note 8)    Deficit      Income   (Loss)        (Deficit)
Balance,
 June 30, 1996 $  206,051  $ (196,210)  $    -   $        -    $    9,841

Net loss               -     (257,517)       -      (257,517)    (257,517)
Foreign exchange
 translation
 adjustment
 (note 2(a))          -           -       5,006        5,006        5,006
Comprehensive
 income (loss)                                      (252,511)
               ---------  ----------   --------  -----------    ---------
Balance,
 June 30, 1997   206,051   (453,727)      5,006                  (242,670)

Net change in
 share capital
 (note 8)         99,739         -           -           -         99,739
Net loss              -    (248,556)         -     (248,556)    (248,556)
Foreign exchange
 translation
 adjustment
 (note 2(a))          -          -       36,341      36,341       36,341
Comprehensive
 income
 (loss)                                            (212,215)
              ----------  ---------   ---------  ----------   ----------
Balance,
 June 30, 1998   305,790   (702,283)     41,347                 (355,146)

Net change in
 share capital
 (note 8)        116,353         -           -           -       116,353
Net loss              -    (256,322)         -     (256,322)    (256,322)
Foreign exchange
 translation
 adjustment
 (note 2(a))          -          -       27,356      27,356      27,356
Comprehensive
 income
 (loss)                                            (228,966)
               --------- ----------  ---------- -----------  ----------
Balance, December
 31, 1998      $ 422,143 $ (958,605) $   68,703              $ (467,759)
               ========= ==========  ========== ===========  ==========










See accompanying notes to consolidated financial statements

A LITTLE REMINDER (ALR) INC.
Consolidated Statement of Cash Flows
$ United States
Six month period ended December 31, 1998 and years ended June 30, 1998 and 1997

                                                                   Six Month
                                       Year Ended    Year Ended    period ended
                                       12/31/98      06/30/98      06/30/97
Cash flows from operating activities (note 13):
 Cash received from customers          $  221,547    $  601,719    $  170,489
 Cash paid to suppliers and employees    (419,744)     (983,122)     (383,175)
 Interest paid on long term debt           (9,430)      (29,482)     (115,959)
                                       ----------    ----------    ----------
Net cash used by operating activities    (207,627)     (282,186)     (157,775)

Cash flows from financing activities:
 Proceeds from long term debt              42,990       135,886       340,286
 Repayment of long term debt              (15,130)      (96,598)     (210,239)
 Class A shares issued for net cash
  assets on business combination           91,401            -             -
 Class A shares issued for cash            95,219       489,141            -
 Class A shares acquired                       -       (203,860)           -
                                       ----------    ----------    ----------
Net cash provided by
 financing activities                     214,480       324,569       130,047

Cash flows from investing activities:
 Purchase of capital assets                (8,467)       (8,990)      (24,168)
 Proceeds on disposal of capital assets        -             -         20,112
                                       ----------    ----------    ----------
 Net cash used in investing activities     (8,467)       (8,990)       (4,056)

Foreign currency translation adjustment      (679)       25,146         5,565
                                       ----------    ----------    ----------
Increase (decrease) in cash                (2,293)       58,539       (26,219)

Cash (bank overdraft),
 beginning of period                       35,935       (22,604)        3,615
                                       ----------    ----------    ----------
Cash (bank overdraft), end of period   $   33,642    $   35,935    $  (22,604)
                                       ==========    ==========    ==========

The Company's non cash investing activities for all periods presented consists solely of net assets acquired in the business combination described in note 3.






See accompanying notes to consolidated financial statements

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements
$ United States
December 31, 1998

A Little Reminder (ALR) Inc. was incorporated under the laws of British Columbia on May 24, 1996 under the name 4052 Investments Ltd. On July 25, 1996, the name of the Company was changed to Tren Exploration Inc. On September 23, 1996, the Company was continued under the federal laws of Canada. On July 29, 1998, the Company's name was changed to A Little Reminder (ALR) Inc.

The principal business activity of the Company includes the design, marketing, and distribution of a medication compliance device called the ALR system.

1.   Basis of presentation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of operations in the foreseeable future.

The Company's ability to continue as a going concern is dependent upon its ability to obtain financing to repay its current obligations and its ability to achieve profitable operations. The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not give effect to any adjustments which could be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the consolidated financial statements.

Management plans to obtain financing through the exercise of outstanding warrants (see note 11 (c)) and expand its operations into the United States through a business combination with a United States public company (see note 11 (a)).

2.   Significant accounting policies:

a)   Translation of financial statements
     For the all periods presented, A Little Reminder (ALR) Inc. operated primarily in Canada, and its operations were conducted primarily in Canadian currency. These statements are presented in United States currency for the convenience of readers accustomed to United States currency. The method of translation applied was as follows:

     i) Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per CDN$1.5333 (June 30, 1998 - US$1.00 per CDN$1.4716; June 30,
          1997 - US$1.00 per CDN$1.3810).

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

2.   Significant accounting policies (continued):

a)   Translation of financial statements (continued)
     Revenues and expenses are translated at the average exchange rate for the six month period ended December 31, 1998, being US$1.00 per CDN$1.5285 (year ended June 30, 1998 - US$1.00 per CDN$1.4216;
     year ended June 30, 1997 - US$1.00 per CDN$1.3685).

     i) The net adjustment arising from the translation is included in accumulated other comprehensive income.

b)   Basis of consolidation
     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Timely Devices Inc.
     ("TDi"). All significant intercompany balances and transactions have been eliminated on consolidation.

     Effective July 27, 1998, Tren Exploration Inc. ("Tren") acquired 100% of the outstanding Class A common shares of A Little Reminder
     (ALR) Inc. ("ALR (old)") through an exchange of shares.  As ALR
     (old) shareholders obtained control of Tren through the exchange of their Class A common shares for Class A common shares of Tren, the acquisition of ALR (old) has been accounted for in these consolidated financial statements as a reverse acquisition. Effective July 29, 1998, ALR (old) was wound up into Tren and, as a result, Tren acquired 100% of the outstanding common shares of TDi. Also on this date, Tren changed its name to A Little Reminder (ALR) Inc. ("ALR (new)"). ALR (old) was not active for the period from July 1, 1998 to July 27, 1998, the date of acquisition. Consequently, the consolidated statements of loss, shareholders' equity (deficit) and cash flows reflect the results of operations and changes in financial position of TDi, for the six month period ended December 31, 1998, combined with those of its legal parent, Tren and subsequently ALR (new), from acquisition on July 27, 1998, in accordance with generally accepted accounting principles for reverse acquisitions.

     In these notes to the consolidated financial statements, the Company, prior to the business combination, is referred to as "Tren", and after completion of the business combination, is referred to as "ALR (new)".

c)   Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

2.   Significant accounting policies (continued):

d)   Financial instruments
     The fair values of cash, accounts receivable, income taxes recoverable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to arrive at a fair value for the demand loan as the maturity date is not determinable.

     The fair value of the Royal Bank of Canada loan, note payable and grant repayable approximate their carrying value because they bear interest at rates which are not significantly different from current market rates. It is not practical to determine a fair value for the promissory note payable and shareholders' loans due to the nature of the amounts and the absence of a market for such financial instruments. The fair value of the General Motors Acceptance Corporation financing agreement is not materially different from its carrying value. Fair value has been estimated by discounting future principal and interest cash flows at the current rate available for the same or similar instrument. The maximum credit risk exposure for all financial assets is the carrying value of the asset.

e)   Inventories
     Raw material inventory is stated at the lower of cost and replacement cost. Finished goods inventory is stated at the lower of cost and net realizable value. Cost for all inventories is determined using a weighted average cost method.

f)   Capital assets
     Capital assets are stated at cost. Amortization is provided using the declining balance method at the following annual rates:

     Asset                                             Rate
     Automotive equipment                              30%
     Computer equipment                                30%
     Office equipment                                  20%
     Production equipment                              30%

g)   Loss per Class A share
     Loss per Class A share has been calculated using the weighted average number of Class A shares issued and outstanding during the period. The number of issued and outstanding Class A shares of TDi at June 30, 1997 and 1996 reflect the equivalent amount of Tren Class A shares issued in exchange for TDi Class A shares at those dates. The full exercise of the warrants referred to in note 8 (c) are anti-dilutive and consequently loss per Class A share on a diluted basis has not been presented.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

3.   Business combination:

Effective July 27, 1998, ALR (old) and Tren executed a business combination agreement. Tren issued 22,437,500 Class A common shares to the shareholders of ALR (old) in consideration for all of the issued and outstanding Class A common shares of ALR (old) on the basis of
1.022 Class A common shares of Tren for every Class A common share of ALR (old). As the former shareholders of ALR (old) obtained control of Tren through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, ALR (old) is considered to have acquired Tren with the results of Tren's operations included in the consolidated financial statements from the date of acquisition. The acquisition has been recorded at the net asset value of Tren at the date of acquisition. The acquisition details are as follows:

     Net assets
      Cash                                        $  32,704
      Advances to TDi                               123,942
      Accounts payable and accrued liabilities      (74,294)
      Demand loan                                   (48,914)
                                                  ---------
                                                  $  33,438
                                                  ---------
     Consideration given for net assets acquired
    22,437,500 Class A common shares issued       $  33,438
                                                  ---------
As ALR (old) is deemed to be the continuing entity, share capital of ALR (new) has been decreased by $1,804,343 (note 8 (b)) as a result of accounting for this combination as a reverse takeover.

The consolidated statements of loss and deficit and cash flows reflect the results of operations and changes in financial position of TDi, the legal subsidiary, for the six month period ended December 31, 1998, combined with those of ALR (new) (formerly Tren) the legal parent, from July 27, 1998, being the effective date of the acquisition, to December 31, 1998.

Under reverse takeover accounting principles and the purchase method of accounting, the results of operations of Tren are included in the consolidated financial statements only from the effective date of the acquisition.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

3.   Business combination (continued):

The following table sets forth unaudited pro-forma statements of operations data of the Company which reflects adjustments to the consolidated financial statements to present the business combinations of Tren, ALR (old) and TDi as if the combinations were effective July 1, 1996 and 1997:

                         12/31/98       06/30/98       06/30/97
                         (Unaudited)    (Unaudited)    (Unaudited)
Sales                    $   218,208    $   409,870    $   133,352
                         -----------    -----------    -----------
Net loss for the period  $   260,464    $ 1,562,862    $ 1,421,229
                         -----------    -----------    -----------
Loss per Class A share   $     (0.01)   $     (0.08)   $     (0.07)
                         -----------    -----------    -----------

The pro-forma financial information does not necessarily reflect the results of operations that would have occurred had Tren, ALR (old) and TDi constituted a single entity during such periods.

4.   Inventories:

Raw materials                                $ 260,065
Finished goods                                   6,910
                                             ---------
                                             $ 266,975
                                             =========

5.   Capital assets:

                                        Accumulated    Net book
                              Cost      amortization   value
Automotive equipment          $ 21,209  $  9,981       $ 11,228
     Computer equipment          7,620     4,840          2,780
     Office equipment           10,440     1,716          8,724
     Production equipment       10,129     3,203          6,926
                              --------  --------       --------
                              $ 49,398  $ 19,740       $ 29,658
                              --------  --------       --------

6.   Demand loan:

The demand loan is payable to a former shareholder of the Company, is unsecured, does not bear interest, and has no stated terms of repayment.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

7.   Long term debt:

     Royal Bank of Canada loan                         $  87,961

     General Motors Acceptance Corporation, financing agreement repayable in monthly instalments of $346 (CDN$530) including interest at 10.90% per annum, due October 1, 2001; secured by specific automotive equipment with a carrying value of $11,227
                                                          10,162

     Note payable, unsecured, bearing interest at prime plus 1.5% and due on January 31, 1999
                                                         138,403

     Promissory note payable to a company owned by a former director, unsecured, bearing interest at prime plus 1% per annum and due July 15, 1998.

                                                          67,498
     Grant repayable to the Province of Alberta, Canada, unsecured, repayable at 5% of the Company's annual gross revenue and due on January 30, 1999. Overdue payments bear interest at prime rate plus 2% per annum. At December 31, 1998 $19,006 of payments were overdue.

                                                          22,827

     Shareholders' loans, unsecured, bearing no interest and with no stated terms of repayment
                                                          70,205
                                                       ---------
                                                         397,056

     Current portion due within one year                 260,975
                                                       ---------
                                                       $ 136,081
                                                       =========

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

7.   Long term debt (continued):

The Royal Bank of Canada loan is repayable in monthly principal instalments of $2,772 (CDN$4.250) on January 1, 1999 and increasing by $65 (CDN$100) per month thereafter. The loan bears interest at the Royal Bank prime rate plus 4.5% per annum and is secured by a general security agreement, postponement of all shareholders' loans and personal guarantees of the principal shareholders.

The aggregate maturities of long term debt, excluding shareholders' loans, for each of the three years subsequent to December 31, 1998 are as follows:

1999 - $260,975; 2000 - $45,947; 2001 - $19,929.

8.   Share capital:

a)   Authorized:
     Unlimited number of Class A voting common shares without par value.

     Unlimited number of Class B voting common shares without par value, non-participating, redeemable for $0.01 per share and convertible into Class A shares for a period of two years following the date the Company receives receipt for the filing of a prospectus from any Security Commission in Canada at a conversion price of $0.26 (CDN$0.40) per Class A share for the first year and $0.30 (CDN$0.46) per Class A share for the second year.

     Unlimited number of Class C preferred shares, non-voting without par value

b)  Issued and outstanding:

                                   12/31/98  06/30/98  06/30/97
Class A Shares (See below)         $ 617,799 $      -  $      -
Class A shares of ALR (old)               -    509,650        -
Class A shares of Tdi                     -         -          1
124,695 Class B shares                     1        -         -
Class D shares of Tdi                     -         -    206,050
                                   --------- --------- ---------
                                     617,800   509,650   206,051
Treasury shares (6,000,000
 Class A shares)                    (195,657)       -         -
Investment in Class A
 shares of Tren                           -   (203,860)       -
                                   --------- --------- ---------
                                   $ 422,143 $ 305,790 $ 206,051
                                   --------- --------- ---------

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

8.   Share capital (continued):
b)  Issued and outstanding (continued):

The continuity of the Company's issued and outstanding Class A shares is as follows:

                                        Number of
                                        shares         Amount
TDi
  Balance, June 30, 1997 and 1996              100     $       1

  Exchanged into ALR (old) Class A
   shares at 200,000 Class A shares
   for each TDi Class A share           19,999,900            -
                                        ----------     ---------
  Class A shares of ALR (old) issued
   to TDi shareholders, at time of
   business combination on
   November 21, 1997                    20,000,000     $       1
                                        ==========     =========
ALR (old)
  Balance, September 4, 1997 (date of
   incorporation)                               -      $      -

  Issued for note receivable determined
   to have no value and written off        450,000            -

  Class A shares issued to acquire
   Class A shares of TDi (above)
   recorded at the carrying value
   of ALR (old) net assets              20,000,000             1
                                        ----------     ---------

ALR (old) balance, November 21, 1997
 after business combination with Tdi    20,450,000             1

Issued for cash at CDN $0.50 (US$0.33)
 per share                               1,500,000       489,141
                                        ----------     ---------
Balance, June 30, 1998                  21,980,000       489,142

Exchanged into Tren Class A shares of
 4 shares for each ALR (old) Class A
 share not held in escrow and 1 Class
 A share for each ALR (old) Class A
 share held in escrow                      487,500            -
                                        ----------     ---------
Class A shares of Tren issued to
 ALR (old) shareholders at time of
 business combination on July 27, 1998  22,437,500     $ 489,142
                                        ==========     =========





                                F-14

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

8.   Share capital (continued):

b)  Issued and outstanding (continued):

                                        Number of
                                        shares         Amount
ALR (new)
 Tren balance, June 30, 1998            10,253,180     $  2,293,485
Reduction in the book value of Tren's
 Class A share capital to that of
 ALR (old)                                      -        (1,804,343)
                                        ----------     ------------
Tren balance, July 26, 1998, prior
 business combination with ALR (old)    10,253,180          489,142
Class A shares of Tren issued to
 acquire Class A shares of ALR (old)
 (above), recorded at the carrying
 value of Tren net assets               22,437,500           33,438
                                        ----------     ------------
Tren balance, July 27, 1998, after
 business combination with ALR (old)    32,690,680          522,580
Issued on the exercise of warrants for
  cash at $0.26 (CDN$0.40) per share       365,000           95,219
                                        ----------     ------------
ALR (new) balance, December 31, 1998    33,055,680     $    617,799
                                        ==========     ============

c)   Warrants:
     The Company has 6,487,000 (June 30, 1998 - nil) warrants outstanding at December 31, 1998. Each warrant entitles the holder to acquire one Class A share of the Company for $0.26 (CDN$0.40) per share. The warrants are non-transferable and non-assignable and may only be exercised by the beneficial owner of the warrants as of June 9, 1998. The warrants expire on January 29, 1999 (see note 11 (b)). The continuity of outstanding warrants for the six month period ended December 31, 1998 is as follows:

                                                       Number
Outstanding, June 30, 1998                                    -

Warrants outstanding, July 27, 1998, after
 business combination                                  6,852,000

Warrants exercised in the period                        (365,000)
                                                       ---------
Outstanding, December 31, 1998                         6,487,000
                                                       ---------

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

9.   Related party transactions:
     During the six month period ended December 31, 1998, the Company had selling, general and administrative expenses to directors and affiliated companies in the amount of $14,733. At December 31, 1998, the Company had a promissory note payable of $67,498 to a company owned by a former director and loans from shareholders of $70,205. Terms of amounts payable to the company owned by a former director and the loans from shareholders are disclosed in note 7.

10.  Commitment:
     The Company rents premises and a vehicle under operating leases with various expiry dates to May 31, 2003. The annual rent payable in each of the next five years under these leases is as follows:

1999 - $19,244; 2000 - $11,449; 2001 - $11,449; 2002 - $11,449; 2003 -
$4,770.

11.  Subsequent events:

a)   Offer to acquire outstanding and issued Class A shares:
     Subsequent to December 31, 1998 the Company's shareholders received an offer to transfer their Class A shares to ALR Technologies Inc. ("ALRT"), a Company listed on the NASD OTCBB, in exchange for an equal number of common shares of ALRT. Through the exchange of shares, the Company's shareholders would obtain control of ALRT. The offer is open for acceptance until April 30, 1999,

     Under reverse takeover accounting principles and the purchase method of accounting, the results of operations of ALRT will be included in the consolidated financial statements only from the effective date of the acquisition.

     The following table sets forth unaudited pro-forma statements of operations data of the Company which reflects adjustments to the consolidated financial statements to present the business combination with ALRT as if the combination was effective July 1, 1996 and 1997.

                         12/31/98       06/30/98       06/30/97
                         (Unaudited)    (Unaudited)    (Unaudited)
Sales                    $  218,208     $  409,870     $  133,352
                         ----------     ----------     ----------
Net loss for the period  $  276,897     $  248,556     $  257,517
                         ----------     ----------     ----------
Loss per common share
of ALRT                  $    (0.01)    $    (0.01)    $    (0.01)
                         ----------     ----------     ----------

The pro-forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and ALRT constituted a single entity during such periods.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

11.  Subsequent events (continued):

b)   Extension of warrant expiry date:
     Subsequent to December 31, 1998 the expiry date of the outstanding warrants was extended to April 30, 1999.
c)   Exercise of warrants:
     i) Subsequent to December 31, 1998, 3,491,000 warrants have been exercised for total cash proceeds of $910,715.

12.  Year 2000 Issue:

The Company is in the process of contacting critical suppliers and customers whose computerized systems interface with the Company's systems, regarding their plans and progress in addressing their Year 2000 Issues. The Company has received varying information from such third parties on the state of compliance or expected compliance. The Company has not developed a Year 2000 remediation plan and has not developed a contingency plan in the event that any critical supplier or customer is not compliant.

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem and the uncertainty of the Year 2000 readiness of third party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's operations, liquidity or financial condition.


























                               F-17a

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998
13. Reconciliation of net loss for the period to net cash used by operating activities:

                              12/31/98       06/30/98       06/30/97
Net loss for the period       $  (256,322)   $ (248,556)    $ (257,517)
Adjustments to reconcile
 net loss for the period
 to net cash used by
 operating activities:
 Amortization                       4,124         8,894         12,823
 Loss (gain) on disposal
  of capital assets                    -         16,126         (2,335)
 Loss on write-off of
  loan receivable                      -          5,720             -
 Interest accrued and
  included in long term debt        5,942            -              -
 Allowance for doubtful
  accounts                          1,454            -              -
 Decrease in accounts
  receivable                        1,885        16,457         (1,886)
 Increase in inventories         (190,145)        6,811         (5,433)
 Decrease in prepaid expenses       4,383        (4,425)            14
 Increase in accounts payable
  and accrued liabilities         221,052       (83,213)        96,559
                              -----------    ----------     ----------
                                   48,695       (33,630)        99,742
 Net cash used by operating
  activities                  $  (207,627)   $ (282,186)    $ (157,775)
                              ===========    ==========     ==========



























                               F-17b

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

14.  Income taxes:

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

Deferred tax assets (net):

Capital assets, principally due to difference
 in tax and accounting amortization                    $    1,996
Losses for income tax purposes carried forward            359,426
Share issue costs                                         104,328
Foreign exploration and development expenditures          531,870
                                                       ----------
Gross deferred tax assets                                 997,620

Less valuation allowance                                 (997,620)

Net deferred tax assets                                $       -

The valuation allowance at July 1, 1998 was $276,222. The net change in the valuation allowance for the six month period ended December 31, 1998 was an increase of $721,398.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In the case of foreign exploration and development expenditures, the ultimate realization of the deferred tax asset is dependent upon the generation of taxable resource property income. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $2,341,786 and $1,175,404, in order to realize deferred tax assets other than the foreign exploration and development expenditure deferred tax asset, prior to the expiration of the loss carryforwards in 2002. The Company has yet to realize taxable income in any preceding year of operations. Based on the history of tax losses, management is unable to assert that it is more likely than not that the Company will realize the benefits of these differences and, as such, a valuation allowance equal to the gross deferred assets has been assessed.

Subsequently, recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1998 will be reported in the consolidated statement of loss and deficit, in the year it is determined that it is more likely than not that they will be realized.

A LITTLE REMINDER (ALR) INC.
Notes to Consolidated Financial Statements (continued)
$ United States
December 31, 1998

15.  Canadian generally accepted accounting principles reconciliation:
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. These principles, as applied to the Company's consolidated financial statements, are not materially different than Canadian GAAP

16.  Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

ALR TECHNOLOGIES INC.
Consolidated Balance Sheet ($ United States)

September 30, 1999
(Unaudited)

ASSETS
Current assets:
 Cash and short term investments                  $    52,641
 Accounts receivable                                    5,533
 Income taxes recoverable                               9,103
 Inventories                                          314,679
 Prepaid expenses, deposits and advances               43,232
                                                  -----------
                                                      425,188

Capital assets, net of accumulated amortization        39,518
                                                  -----------
                                                  $   464,706
                                                  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
 Accounts payable and accrued liabilities         $   424,561
 Demand loan                                           51,020
 Current portion of long term debt                    239,495
                                                  -----------
                                                      715,076

Long term debt                                         13,416

Shareholders' equity (deficit)
 Capital stock                                         32,079
 Additional paid in capital                         1,260,101
 Deficit                                           (1,576,189)
 Accumulated other comprehensive income                20,223
                                                  -----------
                                                     (263,786)
                                                  -----------
                                                  $   464,706
                                                  ===========












    See accompanying notes to consolidated financial statements.

ALR TECHNOLOGIES INC.
Consolidated Statement of Loss and Comprehensive Income (Loss) and Deficit ($ United States)
Nine month periods ended September 30, 1999 and September 30, 1998
(Unaudited)

Consolidated Statement of Loss and Comprehensive Income (Loss)

                                        1999           1998
Sales                                   $   252,823    $  316,042
Cost of sales                               146,964       220,992
                                        -----------    ----------
                                            105,859        95,050
Expenses:
 Amortization                                 8,537         8,481
 Consulting fees                            169,473            -
 Development costs                            9,244        34,628
 Foreign exchange (gain) loss                (3,148)       17,769
 Interest on long term debt                  12,565        13,767
 Investor relations                          20,000            -
 Market development                          47,228            -
 Professional fees                          126,682        86,483
 Rent                                        24,955        10,700
 Selling, general and administrative        106,384       107,011
 Wages and benefits                         201,523        70,193
                                        -----------    ----------
                                            723,443       349,032
                                        -----------    ----------
Net earnings (loss) before the
 undernoted                                (617,584)     (253,982)
Other expense:
 Loss on disposal of capital assets              -        (15,596)
 Loss on write-off of loan receivable            -         (5,374)
                                        -----------    ----------
                                                 -        (20,970)
                                        -----------    ----------
Net loss for the period                    (617,584)     (274,952)
Other comprehensive income (loss):
 Foreign currency translation
  adjustment                                (48,480)       43,976
                                        -----------    ----------
Comprehensive income (loss)             $  (666,064)   $ (230,976)
                                        ===========    ==========
Loss per share                          $     (0.02)   $    (0.01)
                                        ===========    ==========
Weighted average number of shares
 outstanding                             30,251,743    32,364,711
                                        ===========    ==========
Consolidated Statement of Deficit:
Deficit, beginning of period            $  (958,605)   $ (510,677)
Net loss for the period                    (617,584)     (274,952)
                                        -----------    ----------
Deficit, end of period                  $(1,576,189)   $ (784,628)
                                        ===========    ==========

    See accompanying notes to consolidated financial statements

ALR TECHNOLOGIES INC.
Consolidated Statement of Cash Flows ($ United States)
Nine month periods ended September 30, 1999 and September 30, 1998
(Unaudited)

                                        1999           1998
Cash flows from operating activities:
 Cash received from customers           $   258,225    $  300,508
 Cash paid to suppliers and employees      (716,536)     (688,731)
 Interest paid on long term debt            (12,565)      (13,767)
                                        -----------    ----------
Net cash used by operating activities      (470,875)     (401,990)
Cash flows from financing activities:
 Proceeds from long term debt                    -        104,493
 Repayment of long term debt               (201,389)     (140,695)
 Shares issued for cash                     921,006       442,922
 Shares issued for net cash assets
  on acquisition                           (209,682)      156,836
 Class A shares acquired                         -       (195,925)
                                        -----------    ----------
Net cash provided by financing
 activities                                 509,935       367,631
Cash flows from investing activities:
 Purchase of capital assets                 (11,442)      (13,917)
                                        -----------    ----------
Net cash used in investing activities       (11,442)      (13,917)
Foreign currency translation adjustment      (8,619)        7,625
                                        -----------    ----------
Increase (decrease) in cash during
 the period                                  18,999       (40,651)
Cash, beginning of period                    33,642        33,187
                                        ===========    ==========
Cash, end of period                     $    52,641    $    7,464
                                        ===========    ==========



















                                3-a

ALR TECHNOLOGIES INC.
Consolidated Statement of Cash Flows ($ United States)
Nine month periods ended September 30, 1999 and September 30, 1998
(Unaudited)

                                        1999           1998


Reconciliation of net loss for
 the period to net cash used by
 operating activities
Net loss for the period                 $  (617,584)   $ (274,952)
Adjustments to reconcile net loss
 for the period to net cash used by
 operating activities
 Amortization                                 8,537         8,481
 Loss on disposal of capital assets              -         15,596
 Loss on write-off of loan receivable            -          5,374
 Decrease (increase) in accounts
  receivable                                  5,401       (15,534)
 Decrease in income taxes recoverable            -          1,095
 Increase in inventories                    (36,207)     (330,945)
 Decrease in prepaids,
  deposits & advances                       189,970            64
 Increase (decrease) in accounts
  payable                                   (20,992)      188,831
                                        -----------    ----------
Net cash used by operating activities   $  (470,875)   $ (401,990)
                                        ===========    ==========






















    See accompanying notes to consolidated financial statements.

                                3-b

ALR TECHNOLOGIES INC.
Notes to Consolidated Financial Statements ($ United States)
Nine month periods ended September 30, 1999 and September 30, 1998
(Unaudited)

1.   Basis of presentation

     The financial statements are prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and pursuant to the instructions of the United States Securities and Exchange Commission Regulation S-
     B. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in the Company's Form 10-SB dated December 9, 1999.

2.   Significant accounting policy

     Basis of consolidation

     The consolidated financial statements include the accounts of the ALR Technologies Inc. ("ALR Tech") and its wholly-owned subsidiaries, A Little Reminder (ALR) Inc. ("ALR Inc.") and Timely Devices Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

     Effective April 30, 1999, the Company acquired 99.96% of the issued outstanding Class A common shares of ALR Inc. through an exchange of shares. As ALR Inc. shareholders obtained control of ALR Tech through the exchange of their Class A common shares for common shares of ALR Tech, the acquisition of ALR Inc. has been accounted for in these consolidated financial statements as a reverse acquisition. Consequently, the consolidated statements of loss and deficit and cash flows reflect the results of operations and changes in financial position of ALR Inc. for the six month period ended June 30, 1998, combined with those of its legal parent, ALR Tech from acquisition on April 30, 1999, in accordance with generally accepted accounting principles for reverse acquisitions.

     The 0.04% non-controlling interest of ALR Inc. has not been presented in the consolidated financial statements as the amount is not material.

ALR TECHNOLOGIES INC.
Notes to Consolidated Financial Statements ($ United States)
Nine month periods ended September 30, 1999 and September 30, 1998
(Unaudited)


3.   Business combination

     Effective April 30, 1999, ALR Tech and ALR Inc. executed a business combination agreement. ALR Tech issued 36,533,130 common shares to the shareholders of ALR Inc. in consideration for 99.96% of the issued and outstanding Class A common shares of ALR Inc. on the basis of one common share of ALR Tech for every Class A common share of ALR Inc. As the former shareholders of ALR Inc. obtained control of ALR Tech through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, ALR Inc. is considered to have acquired ALR Tech with the results of ALR Tech's operations included in the consolidated financial statements from the date of acquisition. The acquisition has been recorded at the net asset value of ALR Tech at the date of acquisition. The acquisition details are as follows:

     Net assets
      Cash                                        $  43,469
      Prepaid expenses                              191,492
      Capital assets                                  5,768
      Accounts payable and accrued liabilities      (56,726)
      Advances from ALR Inc.                       (253,151)
                                                  ---------
     Consideration given for net assets acquired
      36,533,130 common shares issued             $ (69,148)
                                                  =========

     As ALR Inc. is deemed to be the continuing entity, share capital has been increased by $1,078,670 (note 4(b)) as a result of accounting for this combination as a reverse takeover.

     In conjunction with this business combination, 6,000,000 shares of ALR Tech were returned for cancellation and the Company acquired an additional 10,000,000 shares for $1,000 which were then cancelled.

ALR TECHNOLOGIES INC.
Notes to Consolidated Financial Statements ($ United States)
Nine month periods ended September 30, 1999 and September 30, 1998
(Unaudited)

3.   Business combination (continued)

     The consolidated statements of loss and deficit and cash flows reflect the results of operations and changes in financial position of ALR Inc, the legal subsidiary, for the six month period ended June 30, 1999, combined with those of ALR Tech, the legal parent, from April 30, 1999, being the effective date of the acquisition, to June 30, 1999.

     The following table sets forth the pro-forma consolidated statement of operations data of the Company which reflects adjustments to the consolidated financial statements to present the business combination of ALR Tech and ALR Inc. as if the combinations were effective January 1, 1998 and 1999:

                                   September 30   September 30
                                   1999           1998
                                   (Unaudited)    (Unaudited)
Sales                              $  252,823     $  316,042
                                   ----------     ----------
Net loss for the period            $ (937,813)    $ (306,527)
                                   ----------     ----------
Loss per share                     $    (0.03)    $    (0.01)
                                   ==========     ==========

     The pro-forma financial information does not necessarily reflect the results of operations that would have occurred had ALR Tech and ALR Inc. constituted a single entity during such periods.

ALR TECHNOLOGIES INC.
Notes to Consolidated Financial Statements ($ United States)
Nine month periods ended September 30, 1999 and September 30, 1998
(Unaudited)


4.   Capital stock

     a)   Authorized:

     The authorized capital stock of the Company consists of 75,000,000 common shares with a par value of $0.001 per share.

     b)   Issued and outstanding:

     The continuity of the Company's issued and outstanding common shares is as follows:

                                  Capital Stock        Additional
                              Number of                Paid in
                              Shares         Amount    Capital
Balance, December 31, 1998     11,041,500    $ 11,042  $    20,708
Issued for cash at $0.50
 per share                        503,816         504      251,404
                              -----------    --------  -----------
                               11,545,316      11,546      272,112
Increase in book value of
 ALR Tech's share capital
 to that of ALR Inc.                           36,532    1,042,138
                              -----------    --------  -----------
Balance, April 30, 1999 prior
 to business combination
 with ALR Inc.                 11,545,316      48,078    1,314,250

Shares issued to acquire
 shares of ALR Inc.,
 recorded at the carrying
 value of ALR Tech's
 net assets                    36,533,130                  (69,148)
Common shares acquired
 and retired                  (16,000,000)    (16,000)      15,000
                              -----------    --------  -----------
Balance, September 30, 1999    32,078,446    $ 32,078  $ 1,260,102
                              ===========    ========  ===========

ALR TECHNOLOGIES INC.
Notes to Consolidated Financial Statements ($ United States)
Nine month periods ended September 30, 1999 and September 30, 1998
(Unaudited)

     c)   Stock options

     Pursuant to two separate termination agreements entered into with the Company's former Chief Executive Officer and Chairman of the Board of Directors and with another former member of the Board of Directors, the Company is committed to grant options to purchase a total of 200,000 shares of the Company's common stock at an exercise price of $0.50 per share exercisable for two years. The grants will be subject to the obtaining of any required regulatory approvals and the filing of a Form 10-SB and Form S-8.

     The Company accounts for stock-based compensation using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price of the common share over the exercise price at the date granted for all common stock options. As at September 30, 1999, no compensation costs has been recorded for any period under this method.

5.   Contingencies

     a) On September 20, 1999, the Company entered into an agreement to acquire certain notes receivable with a face value of Cdn. $1,000,000 from two shareholders of the Company through the issuance of notes payable in the amount of Cdn. $1,000,000. The notes receivable, which are secured by a pledge of 5,000,000 shares of the Company, are in default and the notes holders are in the process of realizing on the 5,000,000 shares. The notes payable are due on December 31, 1999. The notes payable are limited recourse as the Company has the option to return the notes receivable to the vendor in full settlement of the notes payable. Whether the notes payable will be paid or whether the notes receivable will be returned to the vendor has not been determined at this time.

     b) The Company's subsidiary corporation is defendent in a lawsuit wherein the plaintiff obtained a judgement in the amount of Cdn. $47,697.43 on an open account. The Company subsequently made a payment to reduce the amount owing to Cdn. $24,213.72 and has provided for the balance of the claim of Cdn. $23,483.71 in accounts payable at September 30, 1999. See Item 8, Legal Proceeds.

     c) The Company is a party to a lawsuit wherein the plaintiffs are seeking to recover approximately $141,000 actual damages, an undisclosed amount of punitive damages, court costs and attorney's fees. The portion of the claim related to the Company is Cdn. $75,000 plus a recovery of expenses of $20,025 plus interest and court costs. The Company has provided for Cdn. $75,000 in the accounts at September 30, 1999.

ALR TECHNOLOGIES INC.
Notes to Consolidated Financial Statements ($ United States)
Nine month periods ended September 30, 1999 and September 30, 1998
(Unaudited)

6.   Related party transaction

Included in prepaid expenses, deposits and advances is an advance of
$40,146 to a Vice-President of the Company.   The advance is due on
demand and does not bear interest.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      On October 15, 1998, the accounting firm of Mowbrey and Associates was dismissed by the Company as its independent accountant effective for the period ended December 31, 1998. The Mowbrey and Associates' report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommended by the Audit Committee of the Company and approved by the Board of Directors of the Company. During the Company's most two recent fiscal years and any subsequent interim period preceding such dismissal, there were no disagreements with Mowbrey and Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     On October 15, 1998, the Company appointed the accounting firm of KPMG LLP as its independent accountant effective for the fiscal period ended December 31, 1998. The Company decided to change independent accountants in order to retain a firm with offices in both Canada and the United States.

     The Company has provided the foregoing disclosure to Mowbrey and Associates, now known as Mowbrey Gil. Mowbrey Gil concurs in the foregoing and their response is included as "Exhibit 16.1" herein.


ITEM 15.  INDEX TO FINANCIAL STATEMENTS AND EXHIBITS.

(a)  Financial Statements:

(b)  Exhibits:

Exhibit
Number         Description

3.1*           Initial Articles of Incorporation.
3.2*           Bylaws
3.3*           Articles of Amendment to the Articles of Incorporation,
               as filed.
3.4*           Articles of Amendment to the Articles of Incorporation,
               as filed.
16.1*          Letter of Mowbrey and Associates.
27.1*          Financial Data Schedule.
99.1*          Distribution Agreement between the Company and ALR.
99.2*          Pooling Agreement
99.3*          Amended Pooling Agreement
99.4*          Lock-Up Agreement
99.5*          Termination Agreement with Michael Best.
99.6*          Termination Agreement with Norman van Roggen.
99.7*          Assignment Agreement.
99.8*          Distributorship Agreement.

* Previously filed.

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has caused this signature page to be signed on its behalf by the undersigned, thereunto duly authorized.

                              ALR TECHNOLOGIES INC.


                              BY: /s/ Sidney Chan
                                  Sidney Chan


     Further each officer and director certifies that he has read this Amendment No. 2 to the foregoing Form 10-SB registration statement; knows the contents thereof; and, warrants that the information contained therein is true and correct and does not omit any material information required be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

Name                     Title                       Date


/s/ Sidney Chan          President and a member       January 25, 2000
Sidney Chan              Of the Board of Directors



______________________   Vice President and a        January __, 2000
Lorne Drever             Member of the Board
                         of Directors



/s/ Greg Rae             Vice President - Technology January 25, 2000
Greg Rae                 and a member of the Board of
                         Directors


/s/ Kenneth Robulak      Member of the Board of      January 25, 2000
Kenneth Robulak          of Directors